CM



SECURITIES AND EXCHANGE COMMISSION

07001118

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SEC RECEIVED
PROCESSING
FEB 2 8 2007
WASH. D.C.
SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 31155

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
QA3 Financial Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Valmont Plaza, Fourth Floor
(No. and Street)

Omaha (City) Nebraska (State) 68154 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Teri Shepherd 402-964-3700 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lutz & Company, PC
(Name – *if individual, state last, first, middle name*)

11837 Miracle Hills Drive (Address) Omaha (City) Nebraska (State) 68154 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 5 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Teri Shepherd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of QA3 Financial Corp., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Sr Vice President /CFO

Title

Notary Public


AMY MICHELE MEDINGER
General Notary
State of Nebraska
My Commission Expires Feb 9, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flow
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QA3 FINANCIAL CORP.
(A WHOLLY OWNED SUBSIDIARY OF QA3, L.L.C.)

INDEX

Note: The Company claims exemption to filing the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission pursuant to SEC Rule 15c3-3(k)(2)(B).

Lutz & Company, PC
Accountants and Consultants

11837 Miracle Hills Drive, Suite 100
Omaha, Nebraska 68154-4418
402.496.8800
Fax: 402.496.2711
www.lutzcpa.com

INDEPENDENT ACCOUNTANTS' AUDIT REPORT

Board of Directors and Stockholder
QA3 Financial Corp.
Omaha, Nebraska

We have audited the accompanying statement of financial condition of QA3 Financial Corp., an Iowa corporation and wholly owned subsidiary of QA3, L.L.C., as of December 31, 2006, and the related statements of earnings, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of QA3 Financial Corp. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lutz & Company, P.C.

Omaha, Nebraska
February 27, 2007

QA3 FINANCIAL CORP.
(A WHOLLY OWNED SUBSIDIARY OF QA3, L.L.C.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash and Cash Equivalents	$ 998,745
Receivables	
Concessions	2,094,383
Other	104,217
Prepaid Expenses	4,172
Deposit with Clearing Organization	25,000
Computer Software and Equipment, Net of Accumulated Depreciation of $132,374	38,703
Deferred Income Taxes (Note 3)	38,800
TOTAL ASSETS	**$ 3,304,020**

LIABILITIES

Accounts Payable	$ 8,536
Fees Payable to Clearing Organization	9,519
Commissions Payable	2,278,560
Accrued Expenses and Other Liabilities (Note 6)	108,991
Income Taxes Payable	148,716
Total Liabilities	2,554,322

COMMITMENTS AND CONTINGENCIES (Notes 2, 5 and 6)

STOCKHOLDER'S EQUITY

COMMON STOCK	
$1 Par Value, Authorized 100,000 Shares	
Issued and Outstanding, 6,000 Shares	6,000
PAID IN CAPITAL	5,704,947
RETAINED EARNINGS	50,663
	5,761,610
Affiliate Receivable (Note 5)	(5,011,912)
Total Stockholder's Equity	749,698
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 3,304,020**

See Notes to Financial Statements.

QA3 FINANCIAL CORP.
(A WHOLLY OWNED SUBSIDIARY OF QA3, L.L.C.)

STATEMENT OF EARNINGS

FOR THE YEAR ENDED DECEMBER 31, 2006

CONCESSION AND ADVISORY FEE REVENUES	$44,292,221
COMMISSIONS ON CONCESSION AND ADVISORY FEE REVENUES	40,700,016
NET CONCESSION REVENUES	3,592,205
OTHER REVENUES	
Other Operating Revenues	2,642,114
Interest Income	83,792
Other Income	92,604
Total Other Revenues	2,818,510
NET REVENUES	6,410,715
EXPENSES (Note 5)	
Salaries and Related Expenses	2,597,339
Brokerage Fees	568,567
Communication and Data Processing	117,319
Depreciation	23,825
Interest Expense	587
Miscellaneous	127,895
Occupancy	399,259
Office Expense	354,266
Professional Fees	356,027
Recruiting	450,989
Regulatory Fees	180,197
Total Expenses	5,176,270
Earnings before Provision for Income Taxes	1,234,445
PROVISION FOR INCOME TAXES (Note 3)	110,126
NET EARNINGS	**$ 1,124,319**

See Notes to Financial Statements.

QA3 FINANCIAL CORP.
(A WHOLLY OWNED SUBSIDIARY OF QA3, L.L.C.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

	--Common Stock --			Retained Earnings		Total
	Shares	Par Value	Paid In Capital	(Accumulated Deficit)	Affiliate Receivable	Stockholder's Equity
BALANCES, DECEMBER 31, 2005	6,000	$6,000	$5,704,947	$(1,073,656)	$(4,318,820)	$ 318,471
Net Earnings				1,124,319		1,124,319
Net Increase in Affiliate Receivable (Note 5)					(693,092)	(693,092)
BALANCES, DECEMBER 31, 2006	**6,000**	**$6,000**	**$5,704,947**	**$ 50,663**	**$(5,011,912)**	**$ 749,698**

See Notes to Financial Statements.

QA3 FINANCIAL CORP.
(A WHOLLY OWNED SUBSIDIARY OF QA3, L.L.C.)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Earnings	$ 1,124,319
Adjustments to Reconcile Net Earnings to Net Cash	
Provided by Operating Activities	
Depreciation	23,825
Loss on Disposal of Computer Software and Equipment	891
Deferred Income Taxes	(38,800)
Changes in Operating Assets and Liabilities	
Increase in Concessions Receivable	(1,243,937)
Increase in Other Receivables	(84,033)
Increase in Prepaid Expenses	(4,172)
Decrease in Accounts Payable	(30,898)
Increase in Fees Payable to Clearing Organization	5,427
Increase in Commissions Payable	1,345,602
Increase in Accrued Expenses and Other Liabilities	54,496
Increase in Income Taxes Payable	142,765
Net Cash Provided by Operating Activities	1,295,485
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of Computer Software and Equipment	(1,648)
CASH FLOWS FROM FINANCING ACTIVITIES	
Net Increase in Affiliate Receivable	(693,092)
Net Increase in Cash and Cash Equivalents	600,745
Cash and Cash Equivalents, Beginning of Year	398,000
Cash and Cash Equivalents, End of Year	**$ 998,745**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Interest Paid	$ 587
Income Taxes Paid	6,161

See Notes to Financial Statements.

1. Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements is set forth below.

Organization and Nature of Business

QA3 Financial Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is an Iowa corporation and a wholly owned subsidiary of QA3, L.L.C. ("Parent").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company's policy is to invest excess cash in income-producing investments. Cash equivalents consist of temporary cash investments with maturities of three months or less. For purposes of the statement of cash flows, the Company includes these amounts in cash and cash equivalents.

Concessions Receivable

The Company's concessions receivable consists principally of concessions receivable from mutual fund companies, clearing organizations and others. Management believes all concessions receivable are collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Concentration of Credit Risk

The Company has several financial instruments that potentially subject the Company to credit risk. The Company maintains bank accounts in which the balances sometimes exceed federally insured limits. The Company's concessions and other receivables are also subject to credit risk.

The Company is an introducing broker-dealer firm, which processes certain orders through mutual fund companies and clears stock related orders through clearing organizations. The Company may be exposed to risk in the event that a mutual fund company or clearing organization would not fulfill its obligations. It is the Company's policy to review, as necessary, the credit standing of the mutual fund companies and clearing organizations.

1. Summary of Significant Accounting Policies - Continued

Computer Software and Equipment Computer software and equipment are recorded at cost. Expenditures for additions and betterments are capitalized; expenditures for maintenance and repairs are charged to expense as incurred. The costs of assets disposed and the related accumulated depreciation are eliminated from the accounts in the year of disposal. Gains or losses from disposals are recognized in the year of disposal. Depreciation is computed using the straight-line method over the estimated useful life of computer software and equipment ranging from 3 to 5 years.

Revenue Recognition Concessions and the related commissions and brokerage fees expense are recorded on a trade-date basis as the security transactions occur at the mutual fund companies and clearing organizations.

Advisory fees and the related commissions are recorded either weekly, monthly or quarterly based on a percent of the money under the management of the Company's registered representatives.

Income Taxes The Company follows the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes.

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and statutory rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense or benefit is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain net capital of at least the greater of 6 2/3% of aggregate indebtness or $50,000. At December 31, 2006, the Company's net capital, as defined, was $435,295, which was $265,007 in excess of its required net capital of $170,288.

3. Income Taxes

Components of the provision (benefit) for income taxes are as follows:

	Federal	State	Total
Current	$ 122,053	$ 26,873	$ 148,926
Deferred			
Changes in Temporary Differences	296,900	61,100	358,000
Reversal of Valuation Allowance	(329,100)	(67,700)	(396,800)
	(32,200)	(6,600)	(38,800)
Provision for Income Taxes	$ 89,853	$ 20,273	$ 110,126

Net deferred income taxes included in the accompanying statement of financial condition includes the following components:

Deferred Income Tax Assets (Liabilities)	
Temporary Differences	
Accrued Severance	$ 33,600
Accrued Paid Time Off	28,800
Estimated Concessions Receivable	(11,000)
Depreciation	(12,600)
Net Deferred Income Tax Asset	$ 38,800

4. 401(k) Retirement Plan

The Company is a member of the group contributory employee 401(k) retirement plan of its Parent, which includes substantially all employees of the Company. Contributions to the plan are discretionary. No contributions were made by the Company to the plan for the year ended December 31, 2006.

5. Related Party Transactions

The Company has entered into agreements for services to be provided by its Parent and for the allocation of certain shared expenses incurred by its Parent. Under the terms of these agreements, the Company is charged for services when performed and allocated its portion of shared expenses when incurred, which amounted to $657,486 and $3,598,143, respectively, for the year ended December 31, 2006.

The balance in the Company's affiliate receivable was $5,011,912 at December 31, 2006, resulting in a net increase of $693,092 for the year ended December 31, 2006.

5. Related Party Transactions - Continued

The Company may declare dividends in the future in lieu of payment. Accordingly, the Company has reflected this affiliate receivable as a reduction to stockholder's equity in conformity with accounting principles generally accepted in the United States of America. However, the Company has treated this affiliate receivable as a non-allowable asset rather than a reduction to stockholder's equity for purposes of calculating net capital under Rule 15c3-1 of the Securities and Exchange Commission as reported in the Company's Part II (Unaudited) FOCUS report at December 31, 2006, as amended.

6. Commitments and Contingencies

Majority Stockholder of Parent Loan Agreement

On November 22, 2006, the majority stockholder of the Company's Parent entered into a $2,719,607 installment loan agreement with a bank, payable in monthly installments of $57,753, including interest at 1.5% over the bank's index rate (8.25% at December 31, 2006), through November 2011. This loan is collateralized by the personal guarantee of this majority stockholder and the corporate guarantees of the Company's Parent and its sister companies, QA3 Financial, LLC and Quantum Insurance Design, L.L.C., both either wholly or majority owned subsidiaries of the Company's Parent. The Company has not guaranteed this loan, but anticipates that it will be required to make cash distributions in the future to cover all or a portion of the loan payments.

Settlement and Release Agreement

In January 2007, the Company's Parent entered into a settlement and release agreement with the Company's former president, who was also a minority stockholder of the Company's Parent. In accordance with the agreement, the former president will received $100,000 in severance payments and $650,000 for the redemption of his ownership interest in the Company's Parent, payable in monthly installments through October 2010. The Company has recorded a liability of approximately $82,000 for its allocation of the severance payments. The Company also anticipates that it will be required to make cash distributions in the future to cover all or a portion of the redemption payments and the remaining severance payments.

Legal Proceedings

The Company has been named as a defendant in two separate claims filed with the NASD seeking compensatory damages in excess of $130,000 in one case and $750,000 in the other case, plus reimbursement for certain costs and unspecified amounts in punitive damages resulting from alleged violations of certain rules and laws by a former registered representative of the Company. In the opinion of management and the Company's in-house legal counsel, disposition of these matters will not materially affect the Company's financial position or results of operations due to the fact that the Company is one of a long list of defendants and has insurance coverage limiting its exposure under each claim to $25,000 including legal fees.

SUPPLEMENTAL INFORMATION

Lutz & Company, PC
Accountants and Consultants

11837 Miracle Hills Drive, Suite 100
Omaha, Nebraska 68154-4418
402.496.8800
Fax: 402.496.2711
www.lutzcpa.com

INDEPENDENT ACCOUNTANTS' AUDIT REPORT ON SUPPLEMENTAL INFORMATION

Board of Directors and Stockholder
QA3 Financial Corp.
Omaha, Nebraska

We have audited the accompanying financial statements of QA3 Financial Corp., a wholly owned subsidiary of QA3, L.L.C., as of and for the year ended December 31, 2006, and have issued our report thereon dated February 27, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information presented hereafter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lutz & Company, P.C.

Omaha, Nebraska
February 27, 2007

QA3 FINANCIAL CORP.
(A WHOLLY OWNED SUBSIDIARY OF QA3, L.L.C.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

NET CAPITAL

TOTAL STOCKHOLDER'S EQUITY	$ 749,698
NONALLOWABLE ASSETS	
Concessions Receivable	81,861
Other Receivables	104,217
Prepaid Expenses	4,172
Computer Software and Equipment, Net	38,703
Deferred Income Taxes	38,800
Total Nonallowable Assets	267,753
OTHER DEDUCTIONS	46,650
NET CAPITAL	**$ 435,295**

AGGREGATE INDEBTEDNESS

Accounts Payable	$ 8,536
Fees Payable to Clearing Organizations	9,519
Commissions Payable	2,278,560
Accrued Expenses and Other Liabilities	108,991
Income Taxes Payable	148,716
AGGREGATE INDEBTEDNESS	**$2,554,322**

CAPITAL REQUIREMENTS

Net Capital	$ 435,295
Greater of 6 2/3% of Aggregate Indebtedness or Minimum Required	170,288
NET CAPITAL EXCEEDING REQUIREMENTS	**$ 265,007**
EXCESS NET CAPITAL AT 1000 PERCENT	**$ 179,863**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**5.87 to 1**

Note: There are no material differences to report between the computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission and the net capital as reported in the Company's Part II (Unaudited) FOCUS report at December 31, 2006, as amended.

See Independent Accountants' Audit Report on Supplemental Information.

Lutz & Company, PC
Accountants and Consultants

11837 Miracle Hills Drive, Suite 100
Omaha, Nebraska 68154-4418
402.496.8800
Fax: 402.496.2711
www.lutzcpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL

Board of Directors and Stockholder
QA3 Financial Corp.
Omaha, Nebraska

In planning and performing our audit of the financial statements and supplemental information of QA3 Financial Corp., an Iowa corporation and wholly owned subsidiary of QA3, L.L.C. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lutz & Company, P.C.

Omaha, Nebraska
February 27, 2007

END